Exhibit 99.18
Consent of Sébastien Bernier
The undersigned hereby consents to the use of and reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
"Sébastien Bernier"

Sébastien Bernier, P. Geo Senior Vice President, Technical Services of Allied Gold Corporation
Dated:  March 31, 2026